UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 3)

Under the Securities Exchange Act of 1934

VIVINT SMART HOME, INC.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

928542109
(CUSIP Number)

David N. Brooks Fortress Investment Group LLC 1345 Avenue of the Americas, 46th Floor New York, NY 10105 (212) 798-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 24, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
____________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 928542109	SCHEDULE 13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS
Fortress Mosaic Investor LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
17,357,339

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
17,357,339

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,357,339

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.8%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	The calculation is based on the 177,901,334 shares of Class A common stock, par value $0.0001 per share (“Common Stock”) of Vivint Smart Home, Inc. (the “Issuer”) outstanding as of April 21, 2020.

CUSIP No.: 928542109	SCHEDULE 13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS
Fortress Mosaic Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
28,127,227*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
28,127,227*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,127,227*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.6%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	Reflects 2,966,667 shares of Common Stock of the Issuer issuable upon the exercise of private placement warrants (“Warrants”) of the Issuer.
**
The calculation is based on the 177,901,334 shares of Common Stock of the Issuer outstanding as of April 21, 2020 (adjusted to reflect 2,966,667 shares of Common Stock issuable upon the exercise of the Warrants and deemed outstanding pursuant to Rule 13d-3(d)(1)(i)).

CUSIP No.: 928542109	SCHEDULE 13D	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS
FIG LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
28,127,227*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
28,127,227*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,127,227*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.6%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	Reflects 2,966,667 shares of Common Stock of the Issuer issuable upon the exercise of Warrants of the Issuer.
**
The calculation is based on the 177,901,334 shares of Common Stock of the Issuer outstanding as of April 21, 2020 (adjusted to reflect 2,966,667 shares of Common Stock issuable upon the exercise of the Warrants and deemed outstanding pursuant to Rule 13d-3(d)(1)(i)).

CUSIP No.: 928542109	SCHEDULE 13D	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS
Fortress Operating Entity I LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
28,127,227*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
28,127,227*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,127,227*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.6%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*	Reflects 2,966,667 shares of Common Stock of the Issuer issuable upon the exercise of Warrants of the Issuer.
**
The calculation is based on the 177,901,334 shares of Common Stock of the Issuer outstanding as of April 21, 2020 (adjusted to reflect 2,966,667 shares of Common Stock issuable upon the exercise of the Warrants and deemed outstanding pursuant to Rule 13d-3(d)(1)(i)).

CUSIP No.: 928542109	SCHEDULE 13D	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS
FIG Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
28,127,227*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
28,127,227*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,127,227*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.6%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*	Reflects 2,966,667 shares of Common Stock of the Issuer issuable upon the exercise of Warrants of the Issuer.
**
The calculation is based on the 177,901,334 shares of Common Stock of the Issuer outstanding as of April 21, 2020 (adjusted to reflect 2,966,667 shares of Common Stock issuable upon the exercise of the Warrants and deemed outstanding pursuant to Rule 13d-3(d)(1)(i)).

CUSIP No.: 928542109	SCHEDULE 13D	Page 7 of 10 Pages

1	NAMES OF REPORTING PERSONS
Fortress Investment Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
28,127,227*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
28,127,227*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,127,227*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.6%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	Reflects 2,966,667 shares of Common Stock of the Issuer issuable upon the exercise of Warrants of the Issuer.
**
The calculation is based on the 177,901,334 shares of Common Stock of the Issuer outstanding as of April 21, 2020 (adjusted to reflect 2,966,667 shares of Common Stock issuable upon the exercise of the Warrants and deemed outstanding pursuant to Rule 13d-3(d)(1)(i)).

SCHEDULE 13D

Item 1. Security and Issuer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons, together with Fortress Mosaic Sponsor LLC and Principal Holdings I LP, on January 21, 2020, as amended and supplemented by Amendment No. 1 thereto filed by the Reporting Persons on February 28, 2020 and Amendment No. 2 thereto filed by the Reporting Persons on March 13, 2020 (the “Original Schedule 13D” and, as further amended and supplemented by this Amendment, the “Schedule 13D”), relating to the shares of Class A common stock, par value $0.0001 per share (“Common Stock”), of Vivint Smart Home, Inc. (formerly Mosaic Acquisition Corp.), a Delaware corporation (the “Issuer”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Original Schedule 13D. The principal executive offices of the Issuer are located at 4931 North 300 West, Provo, Utah 84604.

Item 4. Purpose of Transaction.

This Amendment amends and restates the paragraphs under the heading “Forward Purchase Agreement” in Item 4 of the Original Schedule 13D in their entirety as follows:
“To fund a portion of the cash consideration for the initial business combination, the Issuer, along with Fortress Sponsor and Mosaic Sponsor, LLC (together with Fortress Sponsor, the “Sponsors”), entered into a forward purchase agreement with each of Fortress Anchor and certain other investors (the “Forward Purchasers”) on September 26, 2017, each of which was amended on December 18, 2019 (the “Forward Purchase Agreements”), pursuant to which Fortress Anchor and the other Forward Purchasers agreed to purchase shares of Common Stock at a purchase price of $9.50 per share, for aggregate consideration of approximately $150 million, in a private placement to occur immediately prior to closing of the initial business combination.
Pursuant to the Forward Purchase Agreements, if the last reported sale price of the Common Stock is less than $11.00 (as adjusted for share splits, share combinations and the like) for at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending on the first anniversary of the initial business combination, each Forward Purchaser may purchase from the Sponsors (half from each Sponsor), at a price per share of $0.01, a number of shares of Common Stock no greater than (a) the number of shares issued and sold to such Forward Purchaser pursuant to its Forward Purchase Agreement less any such shares sold by such Forward Purchaser prior to its exercise of the contingent call right to purchase shares from the Sponsors, divided by (b) 18 (as adjusted for share splits, share combinations and the like).
The summary of the Forward Purchase Agreements contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.9 to the Issuer’s registration statement on Form S-1/A filed on October 13, 2017 (and is incorporated by reference herein as Exhibit 99.4), and the amendment thereto, a copy of which was filed by the Issuer as Exhibit 10.4 to the Issuer’s current report on Form 8-K filed on December 19, 2019 (and is incorporated by reference herein as Exhibit 99.11).
On January 17, 2020, immediately prior to the closing of the merger, Fortress Anchor purchased 2,631,579 shares of Common Stock from the Issuer pursuant to its Forward Purchase Agreement for $25,000,000.50, and the other Forward Purchasers purchased 13,157,895 shares of Common Stock from the Issuer pursuant to their Forward Purchase Agreements.”

This Amendment amends and restates the paragraphs under the heading “Stockholders Agreement” in Item 4 of the Original Schedule 13D in their entirety as follows:
“In connection with the Merger Agreement, Drawbridge, Fortress Sponsor, Fortress Anchor and Fortress Investor entered into a stockholders agreement on September 15, 2019 (the “Original Stockholders Agreement”) with the Issuer and certain other parties that were to become stockholders of the Issuer following the consummation of the merger. The Stockholders Agreement became effective upon the consummation of the merger. The relevant parties to the Stockholders Agreement, including Fortress Sponsor, Fortress Anchor and Fortress Investor, entered into the First Amendment to Stockholders Agreement on April 24, 2020 (the “First Amendment”, and together with the Original Stockholders Agreement, the “Stockholders Agreement”).

Under the Stockholders Agreement, the Issuer agreed to nominate one director designated by Fortress Investor (the “Fortress Director”) to the Issuer’s board of directors so long as Fortress Sponsor, Fortress Anchor, Fortress Investor and their affiliates that are permitted transferees beneficially own at least 50% of the shares of Common Stock they own immediately following the consummation of the merger; provided that the Fortress Director must be Andrew McKnight, Max Saffian or another senior employee or principal of Fortress Investment Group who is acceptable to a majority of the members of the Issuer’s board of directors. Additionally, so long as Fortress Sponsor, Fortress Anchor, Fortress Investor and their affiliates that are permitted transferees beneficially own at least 50% of the shares of Common Stock they own immediately following the consummation of the merger, Fortress Investor shall have the right to appoint a representative (the “Fortress Observer”) to attend meetings of the Issuer’s board of directors and receive information given to the Issuer’s directors, subject to certain customary exceptions, including to preserve confidentiality obligations or privilege. The Fortress Observer will not have any voting rights. In the case of a vacancy on the Issuer’s board created by the removal or resignation of a Fortress Director, the remaining directors and the Issuer agree to nominate an individual designated by Fortress Investor for election to fill the vacancy. The summary of the Stockholders Agreement contained herein is qualified in its entirety by reference to the full text of the Original Stockholders Agreement, a copy of which was filed by the Issuer as Exhibit 10.20 to the Issuer’s registration statement on Form S-4 filed on September 24, 2019 (and is incorporated by reference herein as Exhibit 99.5), and the First Amendment, a copy of which was filed by the Issuer as Exhibit 10.1 to the Issuer’s current report on Form 8-K filed on April 27, 2020 (and is incorporated by reference herein as Exhibit 99.12).

In the event that Fortress Investor exercises its right to designate a director to the Issuer’s board, the Reporting Persons may choose not to file an amendment to the Schedule 13D to reflect the same so long as the Issuer promptly reports such nomination of the Fortress Director by filing a current report on Form 8-K.”
Item 7. Material to be Filed as Exhibits.
Exhibit No.	Description
99.12
First Amendment to Stockholders Agreement among the Issuer, Fortress Mosaic Investor LLC, Fortress Mosaic Sponsor LLC, Fortress Mosaic Anchor LLC and the other parties thereto, dated April 24, 2020 (incorporated by reference to Exhibit 10.1 filed with the Issuer’s current report on Form 8-K filed on April 27, 2020).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2020

Fortress Mosaic Investor LLC

By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Fortress Mosaic Holdings LLC

By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

FIG LLC

By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary & General Counsel

Fortress Operating Entity I LP

By:	FIG Corp., its general partner

By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary & General Counsel

FIG Corp.

By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary & General Counsel

Fortress Investment Group LLC

By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary & General Counsel